UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

       DIVISION OF
CORPORATION FINANCE
	October 15, 2004


via U.S. mail	via facsimile

Greg A. Walker, Esq.	Edward P. Tolley III, Esq.
General Counsel	Simpson Thacher & Bartlett LLP
Foundation Coal Holdings, Inc.	(F) (212) 455-2502
999 Corporate Boulevard
Suite 300
Linthicum Heights, Maryland  21090-2227

Re:  	Foundation Coal Holdings, Inc.
	Form S-1/A#1 filed on September 29, 2004
File No. 333-118427

Dear Mr. Walker:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-1

General

1. We note your response to our prior comments 2, 3 and 29. We may have further comments upon reviewing the additional disclosure and information you intend to provide.

Prospectus Cover Page

2. Notwithstanding your response to prior comment 6, you did not remove the sentence. Delete the last sentence in the paragraph preceding the table of contents as it is inappropriate.

Risk Factors - page 13

3. Prior comment 14 asked you to eliminate mitigating language, but the new sentence you added at page 21 to "If our assumptions regarding the likely future expenses" mitigates the risk you present. Revise accordingly.

Directed Share Program - Exhibit E to response letter

4. It is inappropriate to require the reader to indicate that it has read or understands information or disclosure that you propose.
Please revise the materials accordingly.

Opinion of Counsel - Exhibit 5.1

5. Prior to effectiveness, you will need to file an executed and dated opinion of counsel that indicates the number of shares covered by the registration statement. Also, the list of exhibits should reflect the fact that the document is only a "form of" opinion at this point.

Financial Statements and Related Disclosure

Summary Historical and Pro Forma Financial Data, page 8

6. We note your response to our prior comment 38 and believe that your additional disclosure does not appropriately address our concern. Please clarify that historical financial data have been derived from the audited consolidated financial statements of RAG and that Foundational Coal Holdings, Inc., does not have historical operations or balance sheet data prior to July 30, 2004, if that is the case.

7. We note your response to our prior comment 42 and disagree with your conclusion. We do not object to your including in your footnotes a list of and/or discussion of certain components of income and expense. However, we believe that the subtotals "Non-cash charges" and "Unusual (income) expense" are impermissible non-GAAP measures. As such, please remove the subtotals from your table and footnotes.


Financial Statements of RAG
	Note 2 - Summary of Significant Accounting Policies
		Reclassification, page F-13

8. We note your response to our prior comment 51. Please update the "Reclassification" section of your footnote disclosures to reflect the changes that you made in response to our comment.

Note 7 - Property, Plant, Equipment and Leased Mineral Rights

9. We note your response to our prior comment 55, and it is not clear to us that you have confirmed the second sentence of that comment. You tell us that future costs are capitalized and that the DD&A rate is revised when those assets are placed in service. Confirm to us that prior to that time, the corresponding reserves are not included when calculating DD&A, or amend your financial statements to comply. We reissue the second sentence of prior comment 55.

Engineering Comments

General

10. The responses to questions 57 & 58 have been reviewed. The supplied Wabush mines cost information indicates this operation has not had a positive balance between revenues and operating costs for the last three years. Please review the operating costs and confirm that no corporate overhead charges are included in the operating costs. Operating cost is defined as all costs of operation excluding depreciation, depletion, and amortization charges.

11. The data provided in the response to question 59 was reviewed. This included the "Coal Reserve Audit prepared for RAG American Coal Holding, Inc." report performed by John T. Boyd Company. Supplementally address the following:
* Tables 4.1 on page 4-6 states portions of the Wabush Mines reserves are "controlled", "partially controlled", and "not controlled". Define the "controlled" and "partially controlled" land status. Did Wabush Mines have the legal right to mine these reserves through lease or ownership when the reserves were declared? If not, remove these reserves from the reserve tabulation and restate the reserves.
* The Wabush mines permit status is subdivided into, "permitted", "permit pending", and "not permitted". Elaborate in some detail the status of the pending permits.
* The Riverton Coal - Area 49, which may be found on page 14 of 18 of the summary tables, indicates that while the mineral rights are owned, the surface rights are not. Does the Riverton Coal Production have the legal right to mine these reserves as of the date the reserves were declared?
* The Riverton Coal Production Inc. includes several thin seams in the reserve statement for the Simmons Fork area. Provide general strategraphic column of the Simmons Fork area illustrating the relationship of the C1 through C14 coal seams and the expected partings, shale, or sandstone units.

12. The data provided in response to questions 63 was reviewed. Supplementally address the following:
* What are the current equipment specifications in regard to maximum mining height at Rock Springs?
* What are the current equipment specifications related to the minimum mining height at both the Emerald & Rock Springs mines?

Closing Comments

Please amend your registration statement in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

No other review of the registration statement has been made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act of 1933 has been included. You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

Please direct questions regarding accounting issues and related disclosures to Sandra Eisen at (202) 824-1805, or in her absence to
Kim Calder, Assistant Chief Accountant, at (202) 942-1879.   You may
contact Roger Baer, Mining Engineer, at (202) 942-2965 if you have questions regarding the engineering comments. Direct all other questions to Perry Hindin at (202) 942-2822 or, in his absence, to Timothy Levenberg, Special Counsel, at (202) 942-1896. Please send all correspondence to us at the following ZIP code: 20549-0405.

        	               					Sincerely,




H. Roger Schwall
	Assistant Director


cc: 	P. Hindin
T. Levenberg
R. Baer
S. Eisen
K. Calder

via facsimile
Edward P. Tolley III, Esq.
Foundation Coal Holdings, Inc.
October 15, 2004
page 1